UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-5256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V. F. CORPORATION
1551 Wewatta Street
Denver, Colorado 80202

VF 401K SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

By:	/s/	Doug Hassman
Doug Hassman Vice President - Global Tax and Treasury V. F. Corporation
June 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
VF 401K Savings Plan
Denver, Colorado
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2019.

Charlotte, North Carolina

June 18, 2025

VF 401K SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2024	2023
Assets
Participant-directed investments at fair value
Mutual funds	$1,200,325	$14,074,832
Collective investment trusts	1,008,855,522	922,160,943
Self-directed brokerage accounts	24,025,807	22,741,130
VF Corporation Common Stock fund	14,285,509	13,229,515
Total participant-directed investments at fair value	1,048,367,163	972,206,420
Receivables
Participant contributions	—	1,212,597
Employer contributions	—	852,341
Notes receivable from participants	13,032,264	12,368,401
Total receivables	13,032,264	14,433,339
Net assets available for benefits	$1,061,399,427	$986,639,759

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
Additions to net assets
Investment income
Interest and dividends	$2,446,464
Net appreciation in fair value of investments	130,011,478
Total investment income	132,457,942
Interest income on notes receivable from participants	986,993
Contributions
Participant	48,962,778
Employer	33,479,788
Rollover	6,142,954
Total contributions	88,585,520
Total additions	222,030,455
Deductions from net assets
Benefits paid to participants	(146,031,811)
Administrative expenses	(1,238,976)
Total deductions	(147,270,787)
Net increase	74,759,668
Net assets available for benefits:
Beginning of year	986,639,759
End of year	$1,061,399,427

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, which is sponsored by V.F. Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. Eligible employees may participate in the Plan upon attaining age 21 and completion of 3 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Administrator is the VF Retirement Plans Committee (the “Committee”).
Contributions
Eligible employees may elect to contribute between 1% and 50% of their annual compensation on a pre-tax or Roth 401K basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax, Roth and employer matching contributions are not subject to discrimination testing. The Company matches 100% on the first 6% of eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Plan includes an eligible automatic enrollment contribution arrangement. Participants are automatically enrolled at a 3% pre-tax deferral contribution upon attainment of the eligibility requirements, unless the Plan receives documentation from the participant before this date to do otherwise.
Participant Accounts
Individual accounts are maintained by the Plan’s record-keeper for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s safe harbor matching contributions, and an allocation of investment funds’ earnings. Each participant's account is charged with benefit payments, loan withdrawals, and an allocation of administrative expenses and investment funds’ losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon.
Investment Options
Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including collective investment trusts and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. The terms of the Plan also contain certain Employee Stock Ownership Plan (“ESOP”) features that are not currently in use by the Plan.
If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.
Voting Rights
Each participant is entitled to exercise voting rights for shares of VF Corporation Common Stock credited to their accounts at all times that VF Corporation shareholders vote. The participant is notified by the VF shareholder agent prior to the time such voting rights are to be exercised. Fidelity shall vote shares for which it has not received direction in the same proportion as directed shares were voted.
Payment of Benefits
Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $7,000 following termination of employment with i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $7,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; and ii) a direct payment to the participant of any mandatory distributions less than $1,000. Hardship

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

withdrawals are permitted on demonstration of financial hardship, and all fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Forfeitures
Upon a participant’s termination of employment, amounts not fully vested are forfeited. During the year ended December 31, 2024, forfeitures of approximately $317,000 were used to pay plan expenses. Unused forfeitures at December 31, 2024 and 2023 totaled approximately $151,000 and $117,000, respectively.
Notes Receivable from Participants
Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from the Company's safe harbor matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are currently charged interest at the Reuters prime rate plus 1% on the first day of the month in which the loan is processed. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Repayments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. At December 31, 2024, loan interest rates ranged from 3.25% to 9.50%.
Regulatory Matters
SECURE 2.0 Act
In 2019, Congress passed the Setting Every Community Up for Retirement Enhancement ("SECURE") Act to help individuals better prepare for retirement. On December 29, 2022, the SECURE 2.0 Act was signed into law to address additional issues related to retirement and savings. In 2023, the Plan increased the Minimum Required Distribution ("MRD") age from age 72 to 73 and reduced the penalty for failure to take an MRD. In 2024, the Plan increased the mandatory distribution limit for terminated account balances from $5,000 to $7,000. There are additional provisions included in the act that become effective in years 2025 and beyond which are being evaluated by the Plan.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments as of December 31, 2024 and 2023 are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Contributions Receivable
Participants' contributions and the Company's safe harbor matching contributions are recorded in the period that the related payroll deductions are made.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. Expenses paid by VF are excluded from these financial statements. Certain administrative functions are performed by employees of the Company, however, no such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

receivable from participants and distributions) are charged directly to the participant’s account. Investment management fees are recorded within net appreciation in fair value of investments in the statement of changes in net assets available for benefits. Refer to Note E for discussion of all other expenses paid by plan assets.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
NOTE C — TAX STATUS
The IRS has determined and informed the Company by a letter dated September 20, 2017 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been restated since receiving the determination letter. However, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, Plan management believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine income tax examinations. However, there are currently no audits for any tax periods in progress.
NOTE D — RISKS AND UNCERTAINTIES
The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in self-directed brokerage accounts and the VF Corporation Common Stock fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE E — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The following are transactions paid by the Plan and considered to be exempt party-in-interest transactions:
•Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan. For the year ended December 31, 2024, total fees paid directly to Fidelity by the Plan for administrative services were approximately $617,000.
•Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2024, the Plan paid approximately $61,000 to the independent registered public accounting firm, which represents the portion of the annual Plan audit fees that were not paid by the Company.
•The Plan consulted with external legal counsel who conducted plan document and operational reviews. For the year ended December 31, 2024, total fees paid to external legal counsel by the Plan were approximately $29,000.
•Investment consultant and advisory fees for the Plan are paid to investment consultants and advisers by the Plan. For the year ended December 31, 2024, total fees paid to investment consultants and advisers by the Plan were approximately $532,000.
Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Company, and therefore transactions in these securities also qualify as exempt party-in-interest transactions. See Note F for additional information.
NOTE F — FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement, provides a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The FASB ASC 820 hierarchy is based on the observability and objectivity of pricing inputs, as follows:
•Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.
•Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.
•Level 3 – Significant unobservable inputs; therefore, requiring an entity to develop its own assumptions.

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual funds – Mutual funds represent investments with investment managers. The mutual funds are valued at the daily closing net asset value (“NAV”) as reported by the fund. Mutual funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective investment trusts – These funds are valued at the NAV per share of each respective fund. The NAV, as provided by Fidelity, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. These collective investment trusts are direct filing entities. As such, significant investment strategies have not been disclosed for these investments.
Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded.
VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and a money market fund. The Plan owns units in the underlying investments of the fund. The VF Corporation Common Stock is valued at the closing price reported in the active market in which the security is traded. The money market fund is valued based on quoted market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth the underlying investments in the Plan as of December 31, 2024:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$1,200,325	$1,200,325	$—	$—
Self-directed brokerage accounts	24,025,807	24,025,807	—	—
VF Corporation Common Stock fund	14,285,509	14,285,509	—	—
Total plan investments in the fair value hierarchy	$39,511,641	$39,511,641	$—	$—
Fair value measured at net asset value
Collective investment trusts (a)	1,008,855,522
Total plan investments measured at fair value	$1,048,367,163
The following table sets forth the underlying investments in the Plan as of December 31, 2023:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$14,074,832	$14,074,832	$—	$—
Self-directed brokerage accounts	22,741,130	22,741,130	—	—
VF Corporation Common Stock fund	13,229,515	13,229,515	—	—
Total plan investments in the fair value hierarchy	$50,045,477	$50,045,477	$—	$—
Fair value measured at net asset value
Collective investment trusts (a)	922,160,943
Total plan investments measured at fair value	$972,206,420

VF 401K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(a)Participant transactions (purchases and sales) may occur daily. Redemptions for collective investment trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.
At December 31, 2024, the Plan held 663,518 shares of VF Corporation Common Stock, with a fair value of $14,239,096 and a cost basis of $17,338,514, comprising 1% of total net assets available for benefits. At December 31, 2023, the Plan held 701,731 shares of VF Corporation Common Stock, with a fair value of $13,192,543 and a cost basis of $19,237,104, comprising 1% of total net assets available for benefits. In addition, the VF Corporation Common Stock fund included $46,413 and $36,972 of investments in a money market fund as of December 31, 2024 and 2023, respectively.
NOTE G — PLAN TERMINATION
Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time subject to the Plan provisions of applicable law. In the event of plan termination, participants will become 100% vested in their accounts.

VF 401K Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2024

(a)(b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
Vanguard	Vanguard Federal Money Market Fund	$1,200,325

	Collective investment trusts:
Blackrock	Blackrock Total Return Fund	$12,633,105
Blackrock	Blackrock U.S. Equity Index Fund	217,553,577
Blackrock	Blackrock Russell 2500 Index Fund	57,700,561
Blackrock	Blackrock MSCI ACWI ex-US IMI Index Fund	46,004,963
Blackrock	Blackrock U.S. Debt Index Fund	22,600,827
Blackrock	Blackrock Strategic Completion Fund	4,846,435
JP Morgan	JP Morgan Blend Income Fund	32,982,354
JP Morgan	JP Morgan Retirement 2025 Fund	41,142,900
JP Morgan	JP Morgan Retirement 2030 Fund	69,536,926
JP Morgan	JP Morgan Retirement 2035 Fund	79,494,903
JP Morgan	JP Morgan Retirement 2040 Fund	99,875,667
JP Morgan	JP Morgan Retirement 2045 Fund	91,588,880
JP Morgan	JP Morgan Retirement 2050 Fund	88,471,239
JP Morgan	JP Morgan Retirement 2055 Fund	63,904,889
JP Morgan	JP Morgan Retirement 2060 Fund	36,317,763
JP Morgan	JP Morgan Retirement 2065 Fund	5,768,072
Invesco	Invesco Stable Value Trust	38,432,461
		$1,008,855,522
	Self-directed brokerage accounts:
*Fidelity National Financial Services	Self-directed brokerage account investment	$24,025,807

	VF Corporation Common Stock Fund:
*VF Corporation	VF Corporation Common Stock	$14,239,096
*Fidelity National Financial Services	Fidelity Investments Money Market Government Portfolio	46,413
		$14,285,509
	Total investments	$1,048,367,163

*Participants	Participant loans - rates 3.25% - 9.50%	$13,032,264

*    Party-in-Interest to the Plan.
(d)    Cost is omitted in accordance with Department of Labor 29 CFR2520.103-10, as investments are participant directed.